SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Partners Trust Financial Group, Inc.

(Name of Issuer)

Common stock, par value $0.10 per share

(Title of Class of Securities)

70213A103

(CUSIP Number)

John A. Zawadzki, President and Chief Executive Officer

233 Genesee Street

Utica, NY 13501

(315) 768-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2004

(Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(continued on following pages)

CUSIP No. 70213A103	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Partners Trust, MHC EIN: 75-2993901
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds - N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Formerly a federally-chartered entity

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Row (11) 0%
14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer

The securities as to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.10 per share (the “Common Stock”), of Partners Trust Financial Group, Inc., a federal corporation (the “Company), having its principal executive offices at 233 Genesee Street, Utica, New York 13501.

Item 2.	Identity and Background

(a) – (c) This Schedule is being filed by Partners Trust, MHC, a no longer existing federally chartered mutual holding company (the “MHC”). The MHC’s principal business was to hold a majority of the Common Stock of the Company. The business address of the MHC was 233 Genesee Street, Utica, New York 13501.

CUSIP No. 70213A103	Page 3 of 4 Pages

(d)	During the last five years, neither the MHC nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the MHC nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

The shares of the Company formerly owned by the MHC were canceled without consideration being received by the MHC, and the MHC’s corporate existence ceased, as part of the Company’s mutual holding company conversion transaction, which was consummated on July 14, 2004.

Item 5.	Interest in Securities of the Issuer

(a) and (b) No	shares owned.

(c)	See Item 4.

(d)	None.

(e)	See Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 70213A103	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Partners Trust, MHC

Date: July 15, 2004	By:	/s/ STEVEN A. COVERT
Steven A. Covert Executive Vice President and Chief Financial Officer